InBev

RECEIVED
2005 DEC -1 P 2:?2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

By courier

05012978

Leuven, November 23, 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

InBev
InBev nv/sa

Press Release

Brussels, November 23, 2005 - 1/1

InBev closes consultation process and announces its decision to reduce employee-base at global headquarters

Having completed consultation with the social partners, as well as consultation of each of the global functions, InBev S.A. (Euronext: INB) communicated today its decision to reduce the number of positions at its global headquarters (GHQ) in Leuven, Belgium.

The new organization aims to create clear responsibilities and to eliminate overlapping or duplicated processes and activities across functions, as well as across Zones and GHQ, taking into account the right match of employee profiles with the new organizational requirements.

This decision will lead to a collective dismissal of maximum 45 people, on a current total of about 400 positions.

InBev will now discuss the modalities on the social plan and will start discussions with all concerned employees.

Total estimated one-off costs relating to this restructuring are approximately 10 million EUR.
The yearly recurring EBITDA improvement is expected to be around 9 million EUR.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel +32 16 27 65 41
patrick.verelst@inbev.com